Mail Stop 0505					        December 1, 2004




David C. Phelan, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA  02109

Re:	Pioneer Series Trust III (the "Fund")
	Registration Statement on Form N-1A
	Registration Numbers 333-120144; 811-21664
	Filed November 1, 2004


Dear Mr. Phelan:

We have reviewed the registration statement referenced above and have the following comments. Pursuant to Release No. 33-6510 and in reliance upon the representations contained in your transmittal letter, we performed a limited review of the registration statement.

Registration Statement

Prospectus

Investment Objectives

Indicate whether the Fund`s investment objectives may be changed without shareholder vote or any prior notice to shareholders.

Principal Investment Strategies

Identify the market capitalization range for medium-capitalization and large-capitalization companies in which the Fund may primarily invest.

The principal investment strategies discussion should note that, at times, more than 25% of the Fund`s assets may be invested in the same market segment, such as financials or technology.

The prospectus combines Items 2 and 4 with respect to the Fund`s
principal strategies.   Please disclose all the types of equity
securities in which the Fund invests pursuant to its principal
strategy.   Also, please confirm that the adviser uses the same
analysis for both large and midcap stocks when determining whether to purchase or sell portfolio securities. If not, please revise the disclosure accordingly.

Provide the statement called for by Item 4(d) of Form N-1A.

Please move the "Non-U.S. equity securities" discussion to the bottom of page 1.

Under the heading of "Non-U.S. equity securities," the prospectus discloses that the Fund may invest in non-U.S. government and supranational organization securities. Please disclose the type of equity securities these institutions issue and in which the Fund
intends to invest.   Alternatively, revise the disclosure and
heading
to specify the debt securities in which the Fund intends to invest.
Please disclose how the adviser and subadviser analyze foreign securities in which the Fund may invest.

The prospectus discloses that the Fund may at times invest more than
25 percent of its assets in a market segment which, based on the
disclosure, is a group of related industries.   The staff takes
the
position that a fund with an intention to invest more than 25 percent
or more of its assets in a group of related industries should have
a
concentration policy consistent with that intention.   If
applicable,
please revise the disclosure and concentration policy.

The Fund`s Past Performance

Please conform the Fund`s past performance presentation to one that is consistent with the views expressed in Quest for Value Dual Purpose Fund, Inc. (pub. avail. Feb. 28, 1997). In this regard, disclose that the performance of the predecessor fund has been restated to reflect all of the Fund`s expenses, and supplementally confirm that the presentation does not give effect to any fee waivers or expense reimbursement arrangements.

Fee Table

Pioneer has contractually agreed to limit the expenses of Class A to
1.25% of the average daily net assets.  Footnote 3 discloses that the
expenses of Classes B and C will be reduced "only to the extent such
expenses are reduced for Class A shares."   Supplementally confirm
to
the staff that the advisory, custody and other expenses related to management of the Fund, on a pre- and post-waiver basis, will be the same among all the classes of the Fund, including Class Y offered in a separate prospectus.

Non-principal investment strategies

Specify the Fund`s goal that is being referred to in the first sentence of the second paragraph.

The Fund intends to invest significantly in debt securities.
Please
disclose how the Fund will obtain capital appreciation from the debt securities in which it invests.

Cash management and temporary investments

Specify the Fund`s investment objective that is being referred to in the first sentence.

Derivatives

According to the prospectus, the Fund will generally limit its investments in derivatives to hedging. Yet, the next sentence discloses that the Fund may also invest in derivatives for speculative purposes. Please reconcile these two statements.

Management

Please disclose in the prospectus the subadviser`s compensation.

Exchanging Shares

Please combine the disclosure appearing under the headings
"Exchanging Shares" and "Exchange Limitation" with the disclosure appearing under the heading "Exchanging."

Back Cover Page

Delete the statement "[t]his is not part of the prospectus."

Statement of Additional Information

Provide the information called for by Item 11(f) of Form N-1A.

Investments in Initial Public Offerings

Supplementally confirm that investments in initial public offerings are not a principal investment strategy of the Fund. In the alternative, provide appropriate prospectus disclosure.

Portfolio Turnover

The disclosure indicates that the Fund`s annual portfolio turnover rate may exceed 100%. Supplementally indicate the level of annual portfolio turnover that the Fund is generally expected to experience.


Fundamental Investment Restrictions

Disclose whether the Fund`s investment objectives are fundamental.

Revise the eighth enumerated investment restriction to indicate that the Fund "will" rely upon available industry classifications and supplementally identify the industry classifications upon which it will rely.

Expense Limit

The discussion indicates that, under certain circumstances, Pioneer may recover from the Fund fees that it previously waived or expenses for which it previously reimbursed the Fund. However, the Fund`s fee table is silent on this point. Please reconcile.

Portfolio Transactions

Supplementally confirm that the fees and expenses that are the subject of the agreements described in the fourth paragraph are reflected in the "Total Annual Fund Operating Expenses" line item of the fee table on a grossed-up (that is, pre-offset) basis.

Tax Status

Page 1 of the prospectus indicates that the Fund may invest in REITS.
Describe the extent to which dividends distributed by REITs qualify for "the maximum 15% U.S. federal income tax rate on dividends."

Part C

Item 22.  Exhibits

File the subadvisory agreement between Pioneer and Cullen Capital
Management LLC as an exhibit to the registration statement.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 942-0627.

						Sincerely,


						Dominic Minore
						Attorney






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David C. Phelan, Esq.
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